MAXIM GROUP LLC

300 Park Avenue, 16th Floor

New York, New York 10022

VIA EDGAR

June 5, 2026

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Dear SEC Officers:

Re:	Real Messenger Corporation
Request for Acceleration of Effectiveness
Registration Statement on Form F-1, as amended (File No. 333-296226)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Maxim Group LLC, as the sole placement agent, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 9:00 a.m., Eastern Time on June 8, 2026, or as soon thereafter as practicable.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Maxim Group LLC

By:	/s/ Ritesh M. Veera
Name:	Ritesh M. Veera
Title:	Co-Head of Investment Banking